Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE:	604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE:	604.685.9441
	www.westernwindenergy.com

N E W S  R E L E A S E

December 9, 2009

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 47,542,397

SHARE PRICE ACTIVITY UPDATE

Western Wind Energy Corp (“Western Wind”) would like to update its shareholders and the investing public as to the reasons behind the increase in both the volume and price of the common shares of Western Wind Energy.

On December 4, 2009, Western Wind Energy became aware that Pacific Gas and Electric, one of the largest investor owned utilities in the United States, is seeking to purchase and complete, a 246-megawatt development wind project in Tehachapi, California, for US $900 Million. This public news release was posted at the PG&E’s (Pacific Gas and Electric) website on December 3rd, the night before.

As well, on December 4th, 2009, the investment banking firm of Loewen, Ondaatje McCutcheon of Toronto (“LOM”) prepared a share valuation update on Western Wind based around the PG&E acquisition of the wind park in Tehachapi. This report can be viewed through Loewen, Ondaatje McCutcheon at lomltd.com or by contacting Lawrence Casse at (416) 964-4417.

In addition, on December 4th, 2009, Jeff Siegel, a prominent renewable energy analyst in the United States, appeared on the national television show Fox Business Network which is broadcast around the entire United States, stating that Western Wind Energy was his #1 choice in the wind energy sector.

About Western Wind Energy Corp.

Western Wind is a vertically integrated renewable energy electrical production company that currently owns over 500 wind turbines with 34.5 MW of rated capacity and a further 131MW of expansion power purchase agreements in the States of California and Arizona. Western Wind further owns additional development assets for both Solar and Wind Energy in California, Arizona, Ontario, Canada and a development team in the Commonwealth of Puerto Rico. Western Wind is in the business of owning and acquiring land sites and technology for the production of electricity from wind and solar energy. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s intended use of proceeds from the Offering. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the Company’s ability to profitably utilize the lands as planned and the other factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.